EXHIBIT 99.2

XP INC. ANNOUNCES PRELIMINARY ESTIMATED 2Q20 FINANCIAL RESULTS

São Paulo, Brazil, June 29, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced today the preliminary estimated financial results for the second quarter of 2020. The second quarter of 2020 has not ended yet and therefore our financial results for the three months ending June 30, 2020 are not yet finalized. The following information reflects our preliminary estimated results for this period:

Gross Revenue (in R$ million)

Gross revenue for the three months ending June 30, 2020 is expected to be between R$1,850 million and R$1,980 million, compared with R$1,236 million for the same period of 2019, representing a period over period expected growth of between 50% and 60%.

Adjusted Net Margin ¹²

Adjusted Net Margin for the three months ending June 30, 2020 is expected to be between 24% and 28%, compared to 20% for the same period of 2019. Adjusted Net Margin is calculated by taking Adjusted Net Income divided by net revenue.

Adjusted Net Income (in R$ million) ¹²

Adjusted Net Income for the three months ending June 30, 2020 is expected to be between R$420 million and R$520 million compared to R$228 million for the same period of 2019.

Net Inflow (in R$ billion)

Net inflow for June 2020 is expected to be between R$10.0 billion and R$12.0 billion compared to R$8.3 billion in May 2020 and R$6.9 billion in April 2020.

¹Non-GAAP Measures

This release includes certain non GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results The non GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

²Adjusted Net Income

	For the Three Months Ending June 30,
	2020 (Estimated)	2019 (Actual)%
	(R$ millions)
Net Income	391-491	228	72-115
(+) Share-based Plan (1)	47	–	Nm
(-/+) Taxes	(19)	–	Nm
Adjusted Net Income	420 - 520	228	84-128

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(1)	In December 2019, we implemented our new partnership model, pursuant to which existing or new partners may be entitled to share based compensation based on individual performance.

(2)	Preliminary estimated figures subject to change. See “Cautionary Statement Regarding Preliminary Estimated Results” further below in this press release.

Cautionary Statement Regarding Preliminary Estimated Results

The preliminary estimated results for the three months ending June 30, 2020 are preliminary, unaudited and subject to completion. They reflect our management’s current views and may change as a result of our management’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results for the three months ending June 30, 2020 are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. We caution you that these preliminary results for the three months ending June 30, 2020 are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”. We do not undertake any obligation to update publicly or to revise any forward-looking statements because of new information, future events or other factors. You should read this information together with the sections of our Annual Report on Form 20-F entitled “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and unaudited interim condensed consolidated financial statements filed with the SEC.

These preliminary estimated results assume that operations will continue through June 30, 2020 on a basis similar to the rest of the quarter with no significant unusual events in relation to exchange rates, interest rates, trading activities, security prices, legal and tax obligations and recovery of assets.

These preliminary estimated results have been prepared by, and is the responsibility of, XP Inc. management. PricewaterhouseCoopers Auditores Independentes has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial data. Accordingly, PricewaterhouseCoopers Auditores Independentes does not express an opinion or any other form of assurance with respect thereto.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com

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